UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                            HUDSON HOTELS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   595143 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            James A. Locke III, Esq.
                                Nixon Peabody LLP
                            Box 1051, Clinton Square
                           Rochester, New York 14603
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                           On or about March 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 2 OF 12 PAGES
------------------------------           ---------------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Richard E. Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              488,716 - See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 4)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ---------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                             488,716 - See Item 5 of this Schedule 13D
                             (Amendment No. 4)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        488,716 - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                            |X|
        See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.6% - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 3 OF 12 PAGES
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Robert S. Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              358,347 - See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 4)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                             358,347 - See Item 5 of this Schedule 13D
                             (Amendment No. 4)
                      ----------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        358,347 - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             |X|
        See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 4 OF 12 PAGES
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CWC Partnership-I
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO - See Item 2 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York State
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              359,044 - See Item 5 of this Schedule 13D )
       SHARES                (Amendment No. 4
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                0
        WITH          ----------------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             359,044 - See Item 5 of this Schedule 13D

                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        359,044 - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             |X|
        See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 5 OF 12 PAGES
------------------------------           ---------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        The Marvin Sands Master Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        OO - See Item 2 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              332,000- See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 4)
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                0
        WITH          ----------------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             332,000 - See Item 5 of this Schedule 13D
                             (Amendment No. 4)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        332,000 - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             |X|
        See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2% - See Item 5 of this Schedule 13D (Amendment No. 4)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

                          SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 6 OF 12 PAGES
------------------------------           ---------------------------------------

         ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D (Amendment No. 4) relates to the common stock, par value $.001 per share (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation with its principal executive offices at 300 Bausch & Lomb Place, Rochester, New York 14604 (the "Company").


         ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D (Amendment No. 4) is being filed by Richard Sands, Robert Sands, CWC Partnership-I and the Marvin Sands Master Trust (as successor to Marvin Sands).

                  Richard Sands is President and Chief Executive Officer of Canandaigua Brands, Inc., a Delaware alcoholic beverage corporation with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424 ("Canandaigua").

                  Robert Sands is Chief Executive Officer, International, Executive Vice President and General Counsel of Canandaigua.

                  Laurie Sands was a physician living and practicing in Rochester, New York prior to her death in March 1995. CWC Partnership-I, a New York general partnership with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424 ("CWC"), was organized for the purpose of isolating and holding certain of her interests for estate-planning purposes. Its Co-Managing Partners are Richard Sands and Robert Sands. Its non-managing partners are four trusts which benefit the husband and two children of Laurie Sands. The trustees of the four trusts are Andrew Stern (the husband of Laurie Sands) and Marilyn Sands (the wife of Marvin Sands). Andrew Stern is a physician living and practicing in Rochester, New York. Marilyn Sands is not currently employed.

                  As of the filing of Schedule 13D (Amendment No. 3), Marvin Sands was Chairman of the Board of Canandaigua and the father of Richard Sands, Robert Sands and Laurie Sands. Marvin Sands, following the filing of Schedule 13D (Amendment No. 3) but prior to his death in August 1999, transferred most of his assets (including those relating to shares of Common Stock of the Company) to the Marvin Sands Master Trust. The Marvin Sands Master Trust (the "Sands Trust") was formed in New York under an Agreement dated October 28, 1996 for estate-planning purposes. Its Co-Trustees are Richard Sands, Robert Sands and Marilyn Sands. The beneficiaries of the Sands Trust are Marilyn Sands, during her lifetime, and thereafter Marvin Sands' issue, presently being Richard Sands, Robert Sands and the children of Laurie Sands.

                  Each of Richard Sands, Robert Sands, Marilyn Sands and Andrew Stern is a citizen of the United States.

                  During the last five years, none of Richard Sands, Robert Sands, Laurie Sands, Marvin Sands, Marilyn Sands, Andrew Stern, CWC and the Sands Trust (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 7 OF 12 PAGES
------------------------------           ---------------------------------------

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since filing Schedule 13D (Amendment No. 3), each of Richard Sands, Robert Sands, CWC and the Sands Trust (as successor to Marvin Sands) has acquired additional shares of Common Stock of the Company. The sources and amount of the funds or other consideration used in making such acquisitions are as follows: Richard Sands, Robert Sands, CWC and the Sands Trust, in the name of M, L, R & R, a New York general partnership of which they are the only partners ("M, L, R & R"), acquired 666,666 shares of Common Stock from Hudson Hotels Properties Corp., a wholly owned subsidiary of the Company ("Hudson Properties"), on March 25, 1999 in consideration for forgiveness of a $2,000,000 loan made to Hudson Hotels Trust, an affiliate of the Company ("Hudson Trust"). The shares had been pledged by Hudson Properties as security for the loan pursuant to a Pledge and Irrevocable Proxy Security Agreement dated as of May 26, 1998.


         ITEM 4. PURPOSE OF THE TRANSACTION.

                  Richard Sands, Robert Sands, CWC and the Sands Trust (as successor to Marvin Sands) acquired the Common Stock for investment purposes only and not with the purpose of changing or influencing the control of the Company or in connection with any transaction having that purpose or effect. Richard Sands, Robert Sands, CWC and the Sands Trust may, for investment purposes, make additional purchases of Common Stock of the Company in the future. However, none of Richard Sands, Robert Sands, CWC and the Sands Trust has any intention of making any material changes in the Company's business, corporate structure, management, policies or governing documents.


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  GENERAL. In response to this Item 5, rows 7 through 11 inclusive and row 13 of the cover pages of this Schedule 13D (Amendment No. 4) are incorporated herein by reference. The information in such rows 7 through 11 and row 13, and the information in this Item 5, is through the date of execution of this Schedule 13D (Amendment No. 4). The percentages of ownership set forth in this Schedule 13D (Amendment No. 4) are based upon the Company's outstanding Common Stock as of July 12, 1999 as reported in the Company's most recently available Form 10-Q as filed on July 29, 1999.

                  Each of Richard Sands, Robert Sands, CWC and the Sands Trust (as successor to Marvin Sands) declares that the filing of this
         Schedule 13D (Amendment No. 4) shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of securities for which he or it disclaims beneficial ownership.

                  M, L, R & R. Under the name of M, L, R & R, Richard Sands, Robert Sands, CWC and the Sands Trust act together for the purpose of acquiring, holding and disposing of securities of the Company. By virtue of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 and the understandings they have with respect to M, L, R & R, Richard Sands, Robert Sands, CWC and the Sands Trust may be considered to be a group and, as such, they would be deemed to have beneficial ownership of all securities of the Company which are beneficially owned by any of them. Richard Sands, Robert Sands, CWC and the Sands Trust beneficially own an aggregate of 1,538,107 shares of Common Stock of the Company or 24% of the outstanding Common Stock as of July 12, 1999.

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 8 OF 12 PAGES
------------------------------           ---------------------------------------

                  Richard Sands, Robert Sands, CWC and the Sands Trust, under the name of M, L, R & R, beneficially own an aggregate of 1,000,000 shares of Common Stock of the Company and a currently exercisable Warrant to purchase 250,000 shares. M, L, R & R acquired 666,666 of the shares from Hudson Properties on March 25, 1999 in consideration for forgiveness of a $2,000,000 loan made to Hudson Trust. Such shares had been pledged by Hudson Properties as security for the loan pursuant to a Pledge and Irrevocable Proxy Security Agreement dated as of May 26, 1998.

                  Each of Richard Sands, Robert Sands, CWC and the Sands Trust disclaims beneficial ownership of three-fourths of the number of shares of Common Stock or Common Stock equivalents held in the name of M, L, R & R (i.e. 937,500 shares of Common Stock). These 937,500 shares have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 4). If the 937,500 shares had been included in the calculation of the percentages in row 13, then the percentages would be 22.3% for Richard Sands, 20.3% for each of Robert Sands and CWC and 19.8% for the Sands Trust.

                  SHARES HELD DIRECTLY. Richard Sands beneficially owns 176,216 shares of Common Stock of the Company which are held in his own name. Each of Robert Sands, CWC and the Sands Trust disclaims beneficial ownership of such shares. These 176,216 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 4). If the 176,216 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 8.4% for each of Robert Sands and CWC and 7.9% for the Sands Trust.

                  Robert Sands beneficially owns 45,847 shares of Common Stock of the Company which are held in his own name. Each of Richard Sands, CWC and the Sands Trust disclaims beneficial ownership of such shares. These 45,847 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 4). If the 45,847 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 8.4% for Richard Sands, 6.3% for CWC and 5.9% for the Sands Trust.

                  CWC beneficially owns 46,544 shares of Common Stock of the Company which are held in its own name. Each of Richard Sands, Robert Sands and the Sands Trust disclaims beneficial ownership of such shares. These 46,544 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 4). If the 46,544 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 8.4% for Richard Sands, 6.3% for Robert Sands and 5.9% for the Sands Trust.

                  The Sands Trust beneficially owns 19,500 shares of Common Stock of the Company which were distributed to it in accordance with the terms of the Will of Marvin Sands. Each of Richard Sands, Robert Sands and CWC disclaims beneficial ownership of such shares. These 19,500 shares have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this
         Schedule 13D (Amendment No. 4). If the 19,500 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 7.9% for Richard Sands and 5.9% for each of Robert Sands and CWC.

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 9 OF 12 PAGES
------------------------------           ---------------------------------------

                  SHARES HELD INDIRECTLY. The Chase Manhattan Bank holds 207,433 shares of Common Stock of the Company and 247,467 shares of one-for-one convertible preferred stock of the Company as trustee for the benefit of Jennifer Sands (the wife of Richard Sands), during her lifetime, and thereafter her children. Richard Sands disclaims beneficial ownership of such shares. These 454,900 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 4) for Richard Sands. If the shares of convertible preferred stock had been converted into Common Stock of the Company, and if the resulting 454,900 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 14.7% for Richard Sands.

                  The Chase Manhattan Bank also holds 39,640 shares of Common Stock of the Company and 47,256 shares of one-for-one convertible preferred stock of the Company as trustee for the benefit of the children of Jennifer Sands. Richard Sands disclaims beneficial ownership of such shares. These 86,896 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 4) for Richard Sands. If the shares of convertible preferred stock had been converted into Common Stock of the Company, and if the resulting 86,896 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 9.0% for Richard Sands.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Shares of Common Stock of the Company held in the name of M, L, R & R are owned by Richard Sands, Robert Sands, CWC and the Sands Trust (as successor to Marvin Sands). M, L, R & R was established solely for investment purposes. From time to time, Richard Sands, Robert Sands, CWC and the Sands Trust discuss among themselves investment strategies, goals and objectives, which include matters relating to acquiring, holding, voting and disposing of Common Stock of the Company.

                  Richard Sands and Robert Sands own, in the aggregate, 1% of CWC and are its Co-Managing Partners. The remaining non-managing interests in CWC are held by four trusts which benefit the husband and children of Laurie Sands. The trustees of the four trusts are Andrew Stern, Laurie's husband, and Marilyn Sands.

                  Richard Sands and Robert Sands are Co-Trustees of the Sands Trust along with Marilyn Sands. The Sands Trust was formed by an Agreement dated October 28, 1996. The beneficiaries of the Sands Trust are Marilyn Sands, during her lifetime, and thereafter the issue of Marvin Sands, being Richard Sands, Robert Sands and the children of Laurie Sands.

                  The 1,000,000 shares of Common Stock held by M, L, R & R are subject to a Registration Rights Agreement, dated May 26, 1998, by and between M, L, R & R and the Company. M, L, R & R holds a currently exercisable Warrant to purchase 250,000 shares of Common Stock for $3.00 per share on or before April 30, 2003.

                  The information pertaining to each of the exhibits listed in
         Item 7 is hereby incorporated, in its entirety, into this Item 6.

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 10 OF 12 PAGES
------------------------------           ---------------------------------------

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               1. Agreement by and among Richard Sands, Robert Sands, CWC and the Sands Trust stating that this Schedule 13D (Amendment No. 4) is filed on behalf of each of them. - Exhibit A

               2. Note Termination Agreement, dated March 25, 1999 by and between M, L, R & R and Hudson Properties. - Exhibit B

               3. Letter Agreement, dated August 17, 1998, by and between M, L, R & R and the Company.*

               4. Registration Rights Agreement, dated May 26, 1998, by and between M, L, R & R and the Company.*

               5. Pledge and Irrevocable Proxy Security Agreement, dated May 26 , 1998, by and among M, L, R & R, Hudson Properties and the Company.*

               6. Agreement and Warrant to Purchase 250,000 Common Shares, dated May 26, 1998, from the Company to M, L, R & R.*

               7. Transfer Agreement, dated as of July 31, 1996, by and between L, R & R, c/o Richard Sands, and Hudson Properties.**

               8. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between L, R & R and Hudson Properties.**

               9. Transfer Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Properties.**

               10. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Properties.**

               11. Assignment of Interest in L, R & R, dated January 17, 1995, by Laurie Sands to CWC.**

               12. Acceptance of Interest in L, R & R, dated January 17, 1995, by CWC. **

               13. Consent by Partners of L, R & R, dated January 17, 1995, by Laurie Sands, Richard Sands and Robert Sands.**

               14. Assignment and Assumption Agreement, dated as of February 28, 1994, between Brad N. Sluman and Richard Sands.***

               15. Stock Purchase Agreement, dated May 12, 1993, by and between Brad N. Sluman and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.***

               16. Promissory Note of Richard Sands, dated February 28, 1994, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix.***

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 11 OF 12 PAGES
------------------------------           ---------------------------------------

               17. Pledge and Irrevocable Proxy Security Agreement, dated as of May 12, 1993, by and between Brad N. Sluman and the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.***

               18. Escrow Agreement, dated as of February 28, 1994, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix and Boylan, Brown, Code, Fowler & Wilson.***

               19. Stock Purchase Agreement, dated as of June 23, 1993, by and between Richard Sands and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley.****

               20. Promissory Note of Richard Sands, dated June 23, 1993, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix.****

               21. Pledge and Irrevocable Proxy Security Agreement, dated as of June 23, 1993, by and between Richard Sands and the Estate of Loren G. Ansley.****

               22. Escrow Agreement, dated June 23, 1993, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix, and Boylan, Brown, Code, Fowler & Wilson.****

         ---------------

         *        Filed with Schedule 13D (Amendment No. 3)
         **       Filed with Schedule 13D (Amendment No. 2).
         ***      Filed with Schedule 13D (Amendment No. 1).
         ****     Filed with Schedule 13D.

                         SCHEDULE 13D (AMENDMENT NO.4)

------------------------------           ---------------------------------------

CUSIP NO.  595143 10 8                    PAGE 12 OF 12 PAGES
------------------------------           ---------------------------------------

         SIGNATURE.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Dated:  October 22, 1999



                                      /s/ Richard E. Sands
                                      ------------------------------------------
                                      Richard E. Sands



                                      /s/ Robert S. Sands
                                      ------------------------------------------
                                      Robert S. Sands



                                      CWC PARTNERSHIP-I

                                      BY:  /s/ Richard E. Sands
                                      ------------------------------------------
                                           Richard E. Sands, Co-Managing Partner

                                      BY:  /s/ Robert S. Sands
                                      ------------------------------------------
                                           Robert S. Sands, Co-Managing Partner




                                      THE MARVIN SANDS MASTER TRUST

                                      BY:  /s/ Richard E. Sands
                                      ------------------------------------------
                                           Richard E. Sands, Co-Trustee

                                      BY:  /s/ Robert S. Sands
                                      ------------------------------------------
                                           Robert S. Sands, Co-Trustee

                                      BY:  /s/ Marilyn Sands
                                      ------------------------------------------
                                           Marilyn Sands, Co-Trustee

                                    EXHIBIT A


                                    AGREEMENT


         The undersigned hereby agree that the Schedule 13D (Amendment No. 4) under the Securities and Exchange Act of 1934, as amended, relating to shares of the Common Stock of Hudson Hotels Corporation to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission is filed on behalf of each of the undersigned.

         This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.



DATED:  October 22, 1999




                                      /s/ Richard E. Sands
                                      ------------------------------------------
                                      Richard E. Sands



                                      /s/ Robert S. Sands
                                      ------------------------------------------
                                      Robert S. Sands



                                      CWC PARTNERSHIP-I

                                      BY:  /s/ Richard E. Sands
                                      ------------------------------------------
                                           Richard E. Sands, Co-Managing Partner

                                      BY:  /s/ Robert S. Sands
                                      ------------------------------------------
                                           Robert S. Sands, Co-Managing Partner




                                      THE MARVIN SANDS MASTER TRUST

                                      BY:  /s/ Richard E. Sands
                                      ------------------------------------------
                                           Richard E. Sands, Co-Trustee

                                      BY:  /s/ Robert S. Sands
                                      ------------------------------------------
                                           Robert S. Sands, Co-Trustee

                                      BY:  /s/ Marilyn Sands
                                      ------------------------------------------
                                           Marilyn Sands, Co-Trustee

                                    EXHIBIT B


                           NOTE TERMINATION AGREEMENT


The undersigned, M, L, R & R, hereby agrees that the Promissory Note of HUDSON HOTELS TRUST, dated May 26, 1998 in the amount of $2,000,000 and issued to M, L, R & R, is and shall be canceled and terminated in consideration of the issuance to M, L, R & R of 666,666 shares of common stock of Hudson Hotels Corporation common stock, par value $.001. These shares are the shares pledged as security for repayment of the Note pursuant to the Pledge and Irrevocable Proxy Security Agreement, dated May 26, 1998 and shall continue to be benefited by the Registration Rights Agreement issued to M, L, R & R on May 26, 1998.



DATE:         March 25, 1999                            M, L, R & R



                                                        /s/ Richard Sands
                                                        ------------------------
                                                        Richard Sands



ACCEPTED AND AGREED:

HUDSON HOTELS CORPORATION



/s/ E. Anthony Wilson
------------------------------
E. Anthony Wilson